SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONUS NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 per share (Title of Class of Securities)	835916107 (CUSIP Number of Class of Securities (Underlying Common Stock))

Jeffrey M. Snider, Esq.
Senior Vice President, General Counsel and Secretary
Sonus Networks, Inc.
7 Technology Park Drive

Westford, Massachusetts 01886

(978) 614-8100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Mark J. Kelson, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, California  90064
(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 7,291,738.75	$ 406.88

*                 Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer.  These options cover an aggregate of 15,411,972 shares of the issuer’s common stock and have an aggregate value of $7,291,738.75 as of August 24, 2009, calculated based on a Black-Scholes option valuation model.

**          The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation.  The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$406.88	Filing Party:	Sonus Networks, Inc.
Form of Registration No.:	005-60815	Date Filed:	September 8, 2009

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on September 11, 2009 (together, the “Schedule TO”) relating to an offer by Sonus Networks, Inc., a Delaware corporation (the “Company” or “Sonus”), to certain employees, subject to specified conditions, to exchange some or all of their outstanding options for shares of restricted stock (the “Exchange Offer”).

Amended Terms of the Exchange Offer

For regulatory purposes, the Company has amended the terms and conditions of the Exchange Offer, as set forth in the Offer to Exchange Certain Stock Options for Shares of Restricted Stock, dated September 8, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as follows.  The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

Miscellaneous.  The first paragraph under the section entitled “The Exchange Offer:  Section 17  Miscellaneous” of the Offer to Exchange is revised to delete the following sentence:

“If, after making a good faith effort, we cannot comply with the applicable law, the Exchange Offer will not be made to, nor will surrenders be accepted from or on behalf of, eligible employees residing in such jurisdiction.”

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.  This Amendment No. 2 should be read in conjunction with the Schedule TO.

ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Shares of Restricted Stock, dated September 8, 2009

(a)(1)(B)*	Form of Cover Letter from Dr. Richard N. Nottenburg to Eligible Employees, dated September 8, 2009, Regarding Offer to Exchange and Related Matters

(a)(1)(C)*	Stock Option Exchange Program Fact Sheet

(a)(1)(D)*	Frequently Asked Questions

(a)(1)(E)*	Form of Employee Presentation Materials

(a)(1)(F)*	Screenshots from Stock Option Exchange Program Website

(a)(1)(G)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(H)*	Memo to Employees Regarding Stock Option Exchange Program Informational Sessions

(a)(1)(I)*	Form of Restricted Stock Award Agreement

(a)(1)(J)*

Annual Report on Form 10-K and amendment thereto on Form 10-K/A for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on February 26, 2009 and April 30, 2009, respectively (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(K)*	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 5, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(L)*	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on July 30, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(M)*	Current Report on Form 8-K dated September 8, 2009 (filed with the Securities and Exchange Commission on September 8, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(b)	Not applicable

(d)(1)*

Sonus Networks, Inc. 2007 Amended and Restated Stock Incentive Plan, as amended and restated effective June 19, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(d)(2)*

Sonus Networks, Inc. 1997 Stock Incentive Plan, as amended and restated (filed as an exhibit to the Company’s Registration Statement on Form S-1 (file No. 333-32206) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONUS NETWORKS, INC.

	By:	/s/ Jeffrey M. Snider
Jeffrey M. Snider
Senior Vice President, General Counsel, Secretary

Date: September 18, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Certain Stock Options for Shares of Restricted Stock, dated September 8, 2009

(a)(1)(B)*	Form of Cover Letter from Dr. Richard N. Nottenburg to Eligible Employees, dated September 8, 2009, Regarding Offer to Exchange and Related Matters

(a)(1)(C)*	Stock Option Exchange Program Fact Sheet

(a)(1)(D)*	Frequently Asked Questions

(a)(1)(E)*	Form of Employee Presentation Materials

(a)(1)(F)*	Screenshots from Stock Option Exchange Program Website

(a)(1)(G)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(H)*	Memo to Employees Regarding Stock Option Exchange Program Informational Sessions

(a)(1)(I)*	Form of Restricted Stock Award Agreement

(a)(1)(J)*

Annual Report on Form 10-K and amendment thereto on Form 10-K/A for the fiscal year ended December 31, 2008 (filed with the Securities and Exchange Commission on February 26, 2009 and April 30, 2009, respectively (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(K)*	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed with the Securities and Exchange Commission on May 5, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(L)*	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed with the Securities and Exchange Commission on July 30, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(a)(1)(M)*	Current Report on Form 8-K dated September 8, 2009 (filed with the Securities and Exchange Commission on September 8, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(b)	Not applicable

(d)(1)*

Sonus Networks, Inc. 2007 Amended and Restated Stock Incentive Plan, as amended and restated effective June 19, 2009 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2009 (SEC File No. 001-34115) and incorporated herein by reference)

(d)(2)*

Sonus Networks, Inc. 1997 Stock Incentive Plan, as amended and restated (filed as an exhibit to the Company’s Registration Statement on Form S-1 (file No. 333-32206) and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO